FOSTER'S
GROUP

2 November 2005

Fosters Brewing

FOSTER'S WINE ESTATES ANNOUNCES INTENT TO SELL GEYSERVILLE WINERY
PURCHASE AGREEMENT SIGNED WITH THE COPPOLA COMPANIES

Foster's Group today announced that it intends to sell its Geyserville winery in California, and that its global wine business, Foster's Wine Estates (FWE), has entered into a purchase agreement with The Coppola Companies.

The purchase agreement is due to close escrow in February 2006, pending completion of due diligence. The facility is to be sold as a going concern, with the Coppola Companies acquiring a staffed production and bottling facility restaurant, and tasting room/gift shop. The consideration is subject to a confidentiality agreement between the parties.

The sale of the facility follows a wide-ranging review of Foster's global wine trade business, the outcomes of which were announced to the market in June 2004. The review recommended a number of measures to improve the capital efficiency of the business, to better align the future supply of fruit in North America with forecast demand, and included the disposal of certain non-strategic assets in California and Australia

Foster's will retain ownership of the Chateau Souverain brand, well known for its award-winning Alexander Valley and Sonoma County-appellated wines. The brand will be moved from the Geyserville winery to the company's historic Asti Winery near Cloverdale, which is currently being redesigned and updated. With the completion of the Asti redesign, and FWE's plans to consolidate most of its bottling into a new facility in Napa due to open in early 2006, the capacity available at the Geyserville facility is no longer required.

"The Geyserville winery is a great property, but we also have Asti which is being redesigned to perfectly match the small-lot winemaking needs of the Chateau Souverain brand," commented Foster's Wine Estates Managing Director, Jamie Odell. "As we indicated after the wine trade review last year, we are focusing on driving revenue growth through brand building and innovation, while improving the capital efficiency and flexibility of our supply chain. We will retain and continue to grow the Chateau Souverain brand and we will maintain the wine quality and distinctiveness it's known for. We know the Geyserville facility will be in good hands with its new owners."

Foster's Wine Estates (FWE), is the world's leading premium wine business. Formed in 2005 when parent company Foster's Group acquired Southcorp Wines and merged it with its existing Beringer Blass Wine Estates subsidiary, Foster's Wine Estates has Australian and Californian roots dating back to the 19th century. It produces and markets an international portfolio of premium quality, branded wines - with Beringer, Lindemans, Penfolds, Rosemount

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Estate and Wolf Blass being the best known and most widely distributed. Other key market-leading or boutique brands include Chateau St Jean, Chateau Souverain, Castello di Gabbiano, Etude Wines, Greg Norman Estates, Stags' Leap Winery, and Matua Valley. More information can be found at www.fostersgroup.com

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Further information:

Media

Australia
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

United States
Allison Simpson
Tel: 707-963-8989, ext. 2162
Allison.simpson@am.fostersgroup.com

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623